SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ nº 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM 1431-1
     SEC Registration (CUSIP) 20441B308 – Common Shares
 SEC Registration (CUSIP) 20441B407 – Class “B” Preferred Shares
 LATIBEX Registration 29922 – Class “B” Preferred Shares

NOTICE TO SHAREHOLDERS

As resolved at COPEL’s 61st Annual Shareholders’ Meeting held on April 28, 2016, as of June 27, 2016 the Company will begin the payment of the remaining dividends for the 2015 fiscal year to shareholders with shareholding position on April 28, 2014, as follows:

1.	DIVIDENDS
1.1.	Gross amount: R$ 128,795,370.40
1.2.	Earnings per share
1.2.1.	R$ 0.44968 common shares - ON
1.2.2.	R$ 0.41996 Class "A" preferred shares -PNA
1.2.3.	R$ 0.49451 Class "B" preferred shares-PNB
1.3.	Taxes: Exempt, according to the Law No. 9,249/95

2.	INTEREST ON EQUITY
2.1.	Gross amount: R$ 198,000,000.00
2.2.	Earnings per share
2.2.1.	R$ 0.68748 common shares - ON
2.2.2.	R$ 2.10511 Class "A" preferred shares -PNA
2.2.3.	R$ 0.76022 Class "B" preferred shares-PNB
2.3.	Taxes: 15.00%, according to the Law nº 9.249/95
2.4.

Legal entities, which are characterized with the Brazilian legislation, EXEMPT from withholding income tax, shall until 05.13.2016, prove this situation the company (address in item 6.1), a document issued by the IRS, or court decision or statement mentioning the Law referende exemption.

3.	From 04.29.2016 inclusive, shares will be traded "ex-dividends / interest".

4.	PAYMENT CONDITIONS
4.1.	Bank account deposit (in accordance with the shareholder’s registration data).
4.2.	Money order.

5.	REGISTRATION
3.1.	The shareholders who opt for bank account deposit must send correspondence with authorization to do so (address in item 6.1), indicating the bank, branch and account number.

6.	SHAREHOLDER SERVICES
6.1.	Shareholder and Custody Department
Rua Coronel Dulcídio, 800 – 3º andar CEP 80420-170 Curitiba – PR Phone: 0800-41-2772 Fax: (41) 3331-2916 e-mail: acionistas@copel.com
6.2.	Depositary Bank abroad: The Bank of New York Mellon 101 Barclay Street, 22th Floor New York – NY – 10286 Fone: (212) 815-3626 e-mail: juliana.dager@bnymellon.com

Curitiba, April 29, 2016

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.